FORM 3


                     U.S. SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                     FORM 3

            INITIAL STATEMENT OF BENEFICIAL OWNERSHIP OF SECURITIES

    Filed pursuant to Section 16(a) of the Securities Exchange Act of 1934,
       Section 17(a) of the Public Utility Holding Company Act of 1935 or
               Section 30(f) of the Investment Company Act of 1940


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1. Name and Address of Reporting Person

   International Business Machines Corporation
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   (Last)               (First)                 (Middle)

   New Orchard Road
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                        (Street)

   Armonk,                 NY                   10504
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   (City)               (State)                 (Zip)


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2. Date of Event Requiring Statement (Month/Day/Year)


   9/12/97
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3. IRS or Social Security Number of Reporting Person (Voluntary)

   13-0871985
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4. Issuer Name and Ticker or Trading Symbol

   Unison Software, Inc. (UNSN)
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5. Relationship of Reporting Person to Issuer
   (Check all applicable)

   [   ]   Director                             [ x ]   10% Owner
   [   ]   Officer (give title below)           [   ]   Other (specify below)



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6. If Amendment, Date of Original (Month/Year)


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7. Individual or Joint/Group Filing( Check applicable line)

    [ x ]  Form filed by One Reporting      [    ]  Form filed by more
           Person                                   than one Reporting Person

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             Table I -- Non-Derivative Securities Beneficially Owned
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

                                                                 3. Ownership Form:
                                      2. Amount of Securities       Direct (D) or
1. Title of Security                     Beneficially Owned         Indirect (I)       4. Nature of Indirect Beneficial Ownership
   (Instr. 4)                            (Instr. 4)                 (Instr. 5)            (Instr.5)
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

   Common Stock, par value $.001              0
   per share*
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
Reminder: Report on a separate line for each class of securities beneficially owned directly or indirectly.

                           (Print or Type Responses)
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     * Pursuant to the Stockholder Agreement dated as of September 12, 1997
(the "Stockholder Agreement"), among International Business Machines Corporation, a New York corporation ("IBM"), and certain stockholders (the "Significant Stockholders") of Unison Software, Inc., a Delaware corporation ("Unison"), set forth on Schedule A thereto, IBM may be deemed to be the beneficial owner (as defined in Rule 16a-1(a)(1) promulgated under the Securities Exchange Act of 1934, as amended) of 3,723,601 shares of common stock, par value $.001 per share, of Unison ("Unison Common Stock"). Under the terms of the Stockholder Agreement, the Significant Stockholders have agreed, among other things, (i) to vote (or cause to be voted) their respective shares of Unison Common Stock, in favor of (a) approval and adoption of the Agreement and Plan of Merger dated as of September 12, 1997 (the "Merger Agreement"), among IBM, New Orchard Corp., a Delaware corporation and wholly owned subsidiary of IBM ("Sub"), and Unison, (b) approval of the merger of Unison with and into Sub (the "Merger") and (c) approval of the other transactions contemplated by the Merger Agreement, (ii) to vote such shares against any alternative transaction or any amendment of Unison's certificate of incorporation or by-laws or any transaction which would frustrate, impede, prevent or nullify the Merger, the Merger Agreement or any of the other transactions contemplated by the Merger Agreement, (iii) subject to certain exceptions, not to transfer any of such shares or enter into any arrangement with respect to such shares, (iv) except as described in clause (v) below, not to grant any proxy or authorization with respect to such shares and (v) to grant IBM and certain of its officers an irrevocable proxy to vote such shares as described in clauses (i) and (ii) above. Accordingly, pursuant to the Stockholder Agreement, IBM may be deemed to have acquired shared voting power with respect to the Unison Common Stock subject to the Stockholder Agreement.

              Table II -- Derivative Securities Beneficially Owned (e.g., puts, calls, warrants, options, convertible securities)

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
                                                                                                        5. Owner-
                                                    3. Title and Amount of Securities                      ship
                                                       Underlying Derivative Security                      Form of
                         2. Date Exercisable           (Instr. 4)                                          Derivative
                            and Expiration Date     ---------------------------------    4. Conver-        Security:
                            (Month/Day/Year)                               Amount           sion or        Direct      6. Nature of
                         ----------------------                            or               Exercise       (D) or         Indirect
                         Date       Expira-                                Number           Price of       Indirect       Beneficial
1. Title of Derivative   Exer-      tion                                   of               Derivative     (I)            Ownership
   Security (Instr. 4)   cisable    Date            Title                  Shares           Security       (Instr.5)      (Instr. 5)
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


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                  [Letterhead of Cravath, Swaine & Moore]



                               (212) 474-1392


                                                         September 22, 1997



                                   Form 3
          Initial Statement of Beneficial Ownership of Securities
                International Business Machines Corporation



Dear Sirs:

          On behalf of International Business Machines Corporation, a New
York corporation ("IBM"), enclosed herewith for electronic transmission via
EDGAR pursuant to Section 16(a) of the Securities Exchange Act of 1934, as amended (the "Exchange Act"), is a copy of an initial statement of beneficial ownership of securities on Form 3 under the Exchange Act (the
"Form 3").

          Copies of the Form 3 are being sent to Unison Software, Inc. and the National Association of Securities Dealers, Inc.

          Please call me at the above number if you have any questions relating to this filing.


                                   Very truly yours,


                                   /s/ Francesco A. Lecciso
                                   ------------------------
                                   Francesco A. Lecciso


Securities and Exchange Commission
   450 Fifth Street, N.W.
      Washington, DC 20549

Attention of Filing Desk


Encls.

303A

Copy w/encls. to:

Unison Software, Inc.
   5101 Patrick Henry Drive
      Santa Clara, CA 95054

National Association of Securities Dealers, Inc.
   1735 K Street, N.W.
      Washington, DC 20006


Explanation of Responses:


**Intentional misstatements or omissions of facts constitute Federal Criminal     /s/ LEE A. DAYTON             9/22/97
   Violations.  See 18 U.S.C. 1001 and 15 U.S.C. 78ff(a).                     **Signature of Reporting Person   Date


Note:   File three copies of this Form, one of which must be manually signed. If space provided is insufficient, See Instruction 6 for procedure.